

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via E-mail
James Cassidy
President
Plum Run Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

>   **Re: Plum Run Acquisition Corporation**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed December 9, 2013**
>   **File No. 000-55062**

Dear Mr. Cassidy:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated October 23, 2013. Please advise us whether James Cassidy, James McKillop and entities controlled by such persons, including Tiber Creek Corporation, are registered broker-dealers. We may have further comment.

2.   Please revise your disclosure to discuss any relationship between Tiber Creek Corporation and the company. For example only, please explain whether Tiber Creek has any obligation to identify potential business combination candidates for you and identify whether you and Tiber Creek are affiliates. In addition, we note your disclosure on page 28 that Tiber Creek is your shareholder. If true, please revise your disclosure throughout the registration statement to reflect this ownership interest. For example only, please revise the beneficial ownership table on page 14 to reflect this ownership interest.

Item 1. Business, page 1

3.	We note you added paragraph 6 as a benefit of a business combination with you. Please revise to also include balancing disclosure here, such as the fact that, upon completion of a business combination with you, the private company will be required to file a Form 8-K which will include disclosure similar to a registration statement.

Item 1A. Risk Factors, page 6

4.	We note your response to comment 11 of our comment letter. Please revise your disclosure to indicate that you have included all material risks in this section.

Recent Blank Check Companies, page 15

5.	We note your disclosure that "Tiber Creek engages the law firm which prepares the legal documentation required for the client company to take control of the reporting company . . . ." Please revise your disclosure to clarify whether Tiber Creek pays the fees associated with the law firm and to explain which party is the client of the law firm that Tiber Creek retains in these transactions. Please also identify the law firm that is generally retained by Tiber Creek in connection with these transactions.

Item 15. Financial Statements and Exhibits, page 32

6.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief

cc: Lee Cassidy, Esq. (Via E-mail)